Exhibit 12.1

Alexion Pharmaceuticals, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended July 31,					Six Months Ended January 31,
	1999	2000	2001	2002	2003	Jan 2003	Jan 2004
Earnings:
(Loss) before income taxes	($6,395)	($20,227)	($57,043)	($57,242)	($85,231)	($43,105)	($38,892)
Adjustments: Cumulative adjustment of SAB 101			(9,118)

Adjusted (loss) before income taxes	(6,395)	(20,227)	(47,925)	(57,242)	(85,231)	(43,105)	(38,892)
Add: Fixed charges	219	3,213	7,963	7,846	7,904	3,952	3,962
Less: Capitalized interest	—	—	—	—	—	—	—

Earnings	($6,176)	($17,014)	($39,962)	($49,396)	($77,327)	($39,153)	($34,930)

Fixed Charges:
Interest Expense	188	2,954	7,225	7,127	7,121	3,567	3,568
Amortization of convertible notes offering cost	—	185	573	573	573	286	287
Estimated interest portion of rent expense	31	74	165	146	210	99	107

Total Fixed Charges	$219	$3,213	$7,963	$7,846	7,904	3,952	3,962

Ratio of earnings to fixed charges (1)	—	—	—	—	—		—

(1)	For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of loss before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by $6.4 million in 1999, $20.2 million in 2000, $47.9 million in 2001, $57.2 million in 2002 and $85.2 million in 2003. Earnings were insufficient to cover fixed charges by $43.1 million for the first six months of fiscal 2003 and by $38.9 million for the first six months of fiscal 2004.